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PRE-EFFECTIVE AMENDMENT FILING VIA EDGAR	E-mail: andrew.epstein@cliffordchance.com

Mary A. Cole, Esq.	January 22, 2014
Sheila Stout, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:                             TriplePoint Venture Growth BDC Corp.

Registration Statement on Form N-2

Filed on October 23, 2013

File No. 333-191871

Dear Ms. Cole and Ms. Stout:

On behalf of our client, TriplePoint Venture Growth BDC Corp., a Maryland corporation (the “Company”), we hereby submit a Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form N-2 filed on October 23, 2013 (the “Registration Statement”), which was filed today by the Company via EDGAR, reflecting all changes made to the Registration Statement.

If you have any questions or comments concerning this submission, please do not hesitate to contact me at (212) 878-8332 or Clifford R. Cone at (212) 878-3180.

Sincerely,

/s/ Andrew S. Epstein
Andrew S. Epstein